SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(AMENDMENT NO. 4)
Dynamex Inc.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
26784F103

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
           ☐ Rule 13d-1(b)
           ☒ Rule 13d-1(c)
           ☐ Rule 13d-1(d)
Page 1 of 5 Pages

CUSIP No.	26784F103	13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Frist III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		600,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		600,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	600,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	26784F103	13G	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:	Dynamex Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	1870 Crown Drive Dallas, TX 75234

Item 2(a).	Name of Person Filing:	See Item 1 of page 2

Item 2(b).	Address of Principal Business Office or, if none, Residence:	3100 West End Avenue, Suite 500 Nashville, TN 37203

Item 2(c).	Organization/Citizenship:	See Item 4 of page 2

Item 2(d).	Title of Class Of Securities:	common stock, $.01 par value

Item 2(e).	CUSIP Number:	26784F103

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class	Power	Power	Dispose	Dispose
Thomas F. Frist III	600,000	6.2%*	600,000	0	600,000	0

*	Based on 9,709,968 shares of Common Stock outstanding as of October 31, 2008 as reported on the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2008 filed with the Commission on December 10, 2008.

CUSIP No.	26784F103	13G	Page	4	of	5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	26784F103	13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2009

Date

/s/ Thomas F. Frist III

(Signature)

Thomas F. Frist III

(Name/Title)